

Mail Stop 3030

July 15, 2016

Via E-mail
Daniel T. Scavilla
Senior Vice President
 and Chief Financial Officer
Globus Medical, Inc.
2560 General Armistead Avenue
Audubon, Pennsylvania 19403

> **Re: Globus Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35621**

Dear Mr. Scavilla:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 61

1.   We note that your non-GAAP measures, adjusted EBITDA and non-GAAP diluted earnings per share, exclude certain normal, recurring, operating items such as your provision (recoveries) for litigation and costs arising from acquisitions, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

2.   You present adjusted EBITDA as a percentage of sales without also presenting the comparable GAAP measure. It appears that your presentation gives more prominence to the non-GAAP measure which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

3.   We note that in reconciling non-GAAP diluted earnings per share to the comparable GAAP measure you present the adjustments net of tax, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

4.   On page 63 you disclose the percentage change in Revenues and in Net Income measured in constant currencies. Although you also present the GAAP amount and GAAP calculated percentage change, since you do not also present the constant currency amount an investor is not able to determine how the constant currency percentage change is calculated. Please revise your presentation in future filings to provide quantified reconciliations to the comparable change measured according to GAAP or to clearly show the calculations of the constant currency percentage change. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 104.06 of the Compliance and Disclosure Interpretations.

5.   Your disclosure on page 63 that you define the non-GAAP measures of sales and net income on a constant currency basis as the current and prior period sales and net income translated at the "same predetermined exchange rate" is unclear. Please revise your presentation in future filings to clearly describe how you determine the exchange rates used in measuring constant currency amounts, including the dates or period of the rates being used.

Item 8. Financial Statements

Note 2. Acquisitions, page 86

6.   With respect to the BMG acquisition, in future filings please describe the nature of the deferred consideration, the terms and manner of settlement and the accounting applied. Refer to ASC 805-30 and ASC 850-10-50.

Note 3. Intangible Assets, page 91

7.   We see that the carrying amount of In-process Research and Development is unchanged from the date of the most recent addition which occurred during the year ended December 31, 2013. Please describe to us the principal components of the asset, the status of the underlying projects and the factors you have considered in concluding that the carrying amount continues to be recoverable.

Note 5. Fair Value Measurements, page 93

8.   In future filings please disclose the specific valuation techniques and inputs used in measuring the fair values of the investment securities classified as Level 2 in your disclosure. Refer to ASC 820-10-50-2bbb.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

                                         Sincerely,

                                         /s/Gary Todd for

                                         Brian Cascio
                                         Accounting Branch Chief
                                         Office of Electronics and Machinery